SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION - The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated January 6, 2006 and Supplement No. 7 dated August 31, 2006.  Supplement No. 7 contains a description of our credit facility, information about properties we have acquired and our agreement to acquire another property, updated financial statements, financial statements and pro forma financial information for a property we acquired and updated prior performance tables.]

SUPPLEMENT NO. 7
DATED AUGUST 31, 2006
TO THE PROSPECTUS DATED JANUARY 6, 2006
OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 7 to you in order to supplement our prospectus.  This Supplement No. 7 supersedes Supplements Nos. 1 through 6.

The purpose of this Supplement No. 7 is to:

•                  describe our credit facility;

•                  provide information about properties we have acquired and our agreement to acquire an additional property;

•                  provide updated financial statements;

•                  provide financial statements and pro forma financial information for a property we acquired; and

•                  provide updated prior performance tables.

Recent Developments

Credit Facility

On June 30, 2006, we entered into a Credit Agreement with HSH Nordbank AG, New York Branch, for a temporary credit facility that we will use during the offering period to facilitate our acquisitions of properties in anticipation of the receipt of offering proceeds.  The Credit Agreement permits us to borrow up to $50,000,000 secured by real property at a borrowing rate based on LIBOR plus a margin ranging from 1.15% to 1.35% and requires payment of a usage premium of up to 0.15% and an annual administrative fee.  We may use the entire credit facility to acquire real estate investments and we may use up to 10% of the credit facility for working capital.  We are entitled to prepay the obligations at any time without penalty.  The principal balance is due on June 30, 2008.  The obligations under the Credit Agreement may be accelerated in the event of a default as defined in the Credit Agreement.  In connection with documentation and closing the Credit Agreement, we paid and expect to pay fees and expenses totaling approximately $900,000.

Consistent with our borrowing policies, during our offering, we will borrow periodically to acquire properties and for working capital.  We will determine whether to use the proceeds of the offering to repay amounts borrowed under the Credit Agreement depending on a number of factors including the investments which are available to us for purchase at the time and the cost of the credit facility.  Following the closing of our offering, we will endeavor to repay all amounts owing under the Credit Agreement which are secured by our properties and which have not previously been paid.  To the extent sufficient proceeds from our offering are unavailable to repay the indebtedness secured by properties within a reasonable time following the closing of our offering as determined by our board of directors, we may sell properties or raise equity capital to repay the secured debt so that we will own our properties all-cash, with no permanent acquisition financing.

Property Acquisitions and Agreements to Acquire Properties

Shoemaker Industrial Buildings

On June 28, 2006, we closed the purchase of an existing multi-tenant industrial property known as the Shoemaker Industrial Buildings from First Industrial Harrisburg, LP, a non-related party, for a purchase price of approximately $2.5 million, plus approximately $2,800 of closing costs. This equates to approximately $127 per square foot of leasable space.  We purchased this property for all cash, without debt financing.

The property consists of approximately 18,921 square feet of leasable space in three single-story buildings located on approximately 1 acre of land in Santa Fe Springs, California.  The property is currently 100% leased at an average annual rent of $8.91 per square foot to 4 tenants whose spaces range in size from approximately 4,600 square feet to 5,121 square feet.  These tenants operate varying businesses including a service-related business, a light manufacturer, a distribution facility and a light assembly operation.  The property includes private, fenced yards, an attractive amenity for industrial tenants in this size range.

The Shoemaker Industrial Buildings are situated in the Mid-Counties industrial sub-market that serves both Los Angeles and Orange County, California.  The buildings provide immediate access the major traffic arteries servicing the Los Angeles and Long Beach ports and Los Angeles International Airport. According to Voit Commercial and Colliers International, nine million square feet of industrial space were absorbed in the overall Los Angeles County industrial market in 2005, with year end vacancy rates at approximately 3%.  Colliers International reported that tight market conditions in the last 12 months have led to overall rental rate increases of up to 15%.  These rental rate increases were for the Los Angeles industrial market generally and there can be no assurance that any property we own in this market will experience similar increases.

Each of the four tenants occupies over 10% of the rentable square footage of the property.  The following table sets forth certain information with respect to the leases of these four tenants:

Total Square Feet Leased	%	Lease Expiration Date	Renewal Option	Current Annual Rent ($)	Base Rent/ Sq Ft/ Per Annum ($)
5,121	27.07%	June 30, 2010	N/A	42,760	8.35
4,600	24.31%	Sept. 30, 2009	N/A	38,088	8.28
4,600	24.31%	July 31, 2006	N/A	49,680	10.80
4,600	24.31%	April 30, 2008	N/A	38,088	8.28

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The following table sets forth lease expiration information for the next ten years:

Year Ending December 31	No of Leases Expiring	Approx Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leaseable Area Expiring	Percent of Total Annual Base Rent Expiring
2006	1	4,600	49,680	24.3%	29.4%
2007	0	—	—	—	—
2008	1	4,600	38,088	24.3%	22.6%
2009	1	4,600	38,088	24.3%	22.6%
2010	1	5,121	42,760	27.1%	25.4%
Thereafter	0	—	—	—	—

Average annual lease rates and occupancy percentages for the last five years are as set forth below:

Year Ending December 31	Average Lease Rate Per Square Foot (Annual $)	Average Annual Occupancy (%)
2005	8.88	100.0%
2004	7.40	93.9%
2003	7.13	87.9%
2002	6.83	100.0%
2001	6.62	100.0%

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and analyzed how the property compares to comparable properties in its market.  We do not have any current plans for the renovation, improvement or development of the property, other than normal repairs and maintenance.  We believe that the property is adequately covered by insurance.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $1.6 million, which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements.  Leasing commissions will be amortized over the initial term of the related leases.  The real estate tax rate is 1.25%, and annual real estate taxes are projected to be approximately $30,000 for the initial year subsequent to the purchase.

2111 S. Industrial Park

On June 1, 2006, we purchased an existing multi-tenant industrial property, known as 2111 South Industrial Park (the property) from Squamar Limited Partnership and IPM, Inc., unaffiliated parties.  The property is a 26,800 square foot industrial building located in a master planned business park environment in the North Tempe submarket of Phoenix which was constructed in 1974.  The acquisition price was $1,975,000 plus approximately $5,800 of closing costs (which are not fully determinable at this time).  This equates to approximately $73.91 per square foot of leasable space. The property is currently 94% leased at an average annual rent of $7.17 per square foot to 13 tenants ranging in size from 1,600 to 2,800 square foot.  These tenants operate varying business, including service related business, warehouse storage and light assembly.  We purchased this property for all cash, without debt financing.

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A local homebuilder occupies approximately 21% of the rentable square footage and a light manufacturer of concrete furniture and accessories occupies approximately 10% of the rentable square footage of the property.  No other tenant occupies 10% or more of the rentable square footage of the property.  The following table sets forth certain information about the leases with tenants at this property:

Total Square Feet Leased	%	Lease Expiration	Renewal Option	Current Annual Rent ($)	Base Rent/ Sq Ft/ Per Annum ($)
2,800	11.1%	Dec. 31, 2007	N/A	19,152	6.84
1,600	6.3%	June 30, 2006	N/A	11,520	7.20
4,000	15.9%	June 30, 2006	N/A	25,440	6.36
1,600	6.3%	June 30, 2006	N/A	12,288	7.68
1,600	6.3%	Feb. 28, 2007	N/A	11,904	7.44
1,600	6.3%	Feb. 29, 2008	N/A	10,944	6.84
1,600	6.3%	Dec. 31, 2007	N/A	11,904	7.44
1,600	6.3%	Dec. 31, 2006	N/A	11,712	7.32
2,000	7.9%	Aug. 31, 2007	N/A	15,600	7.80
1,600	6.3%	June 30, 2006	N/A	12,672	7.92
1,600	6.3%	June 30, 2006	N/A	12,480	7.80
2,000	7.9%	June 30, 2006	N/A	14,400	7.20
1,600	6.3%	July 31, 2007	N/A	10,560	6.60

The following table sets forth lease expiration information:

Year Ending December 31	No. of Leases Expiring	Approx Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leaseable Area Expiring %	Percent of Total Annual Base Rent Expiring (1)
2006	7	12,400	88,140	46.3%	52.4%
2007	5	9,600	69,120	35.8%	41.1%
2008	1	1,600	10,944	6.0%	6.5%
Thereafter	0	—	—	—	—

(1)          A majority of tenants occupy space in the property on a month to month basis; however, average tenure at the property exceeds 2 years.

Average annual lease rates and occupancy percentages for the last five years are as set forth below:

Year Ending December 31	Average Lease Rate Per Square Foot (Annual $)	Year-End Occupancy (%)
2005	$0.53	88.06%
2004	$0.50	92.54%
2003	$0.50	82.09%
2002	$0.53	100.00%
2001	$0.53	80.60%

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases,

4

price per square foot, occupancy and analyzed how the property compares to comparable properties in its market.  We do not have any current plans for the renovation, improvement or development of the property, other than normal repairs and maintenance.  We believe that the property is adequately covered by insurance.

According to the Arizona Department of Economic Security, Arizona’s economy will experience positive growth in 2006 and 2007, due largely to strong performance in the aerospace, electronics and construction industries.  The Grubb & Ellis/BRE Commercial, LLC Research first quarter 2006 Industrial Market Trends report states that the metro Phoenix industrial markets experienced record breaking net absorption in 2005 and that sustained lack of industrial space is expected to continue for the next six to nine months throughout metro Phoenix.

The 2111 South Industrial property is located on a major artery, with immediate access to Downtown Phoenix, Scottsdale, Tempe and Tucson, in an in-fill market characterized by increasing demand and rental growth.  The project’s strategic location is just minutes from the key transportation hub of the Phoenix Sky Harbor International Airport.  The property has the flexibility to accommodate a variety of size requirements and tenant growth.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $1,324,000 which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements. Leasing commissions will be amortized over the initial term of the related leases.  The realty tax rate is 1.28%, and annual realty taxes are projected to be approximately $25,300 for the initial year subsequent to the purchase.

Agreement to Acquire Mack Deer Valley

We have entered into a definitive agreement to purchase an existing multi-tenant industrial park known as Mack Deer Valley from Mack Deer Valley Phase II, LLC, a non-related party, for a purchase price of $23,150,000.  As of May 15, 2006, our right to terminate the agreement without penalty expired and our initial deposit became non-refundable.

The property is newly constructed and consists of approximately 180,985 square feet of leasable space in two single-story buildings located on approximately 11 acres of land in a master planned business park in Phoenix, Arizona.  The property is currently 100% leased at an average annual rent of $8.16 per square foot to 12 tenants whose spaces range in size from approximately 4,879 square feet to 35,782 square feet.  These tenants operate varying business, including service related businesses, warehouse storage and distribution and light assembly.

Mack Deer Valley is located with immediate access to downtown Phoenix and Scottsdale, just minutes from the key transportation hub of Deer Valley Airport.  According to Cushman & Wakefield, a prominent national real estate brokerage firm, the Phoenix industrial market is experiencing upward momentum with net absorption rates nearing record levels and vacancy rates at 4.9% as of year end 2005.

In connection with the agreement, we have paid a non-refundable $500,000 deposit to an escrow agent, and we are obligated to pay additional non-refundable escrow deposits of $250,000 each in July, September and November 2006 and January 2007.

Under the terms of the agreement, in addition to the investment described above, we are obligated to pay certain closing costs, including, but not limited to attorney fees, certain title insurance premiums, survey costs, recording costs and one-half of the escrow charges.  The agreement closing date is January 22, 2007.  Although substantially all contingencies have been satisfied and we expect to close in accordance with the terms of the agreement, there can be no assurance that events will not arise that could prevent us from acquiring the property.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
PRIOR PERFORMANCE TABLES

Unaudited Interim Financial Statements
Condensed Consolidated Balance Sheets at June 30, 2006 and December 31, 2005 (unaudited)
Condensed Consolidated Statements of Operations for the Three and Six Months ended June 30, 2006 and June 30, 2005 (unaudited)
Condensed Consolidated Statement of Stockholders’ Equity (Deficit) for the Six Months ended June 30, 2006 (unaudited)
Condensed Consolidated Statements of Cash Flows for the Six Months ended June 30, 2006 and June 30, 2005 (unaudited)
Notes to Condensed Consolidated Financial Statements (unaudited)

Audited Annual Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2005 and 2004
Consolidated Statements of Operations for the year ended December 31, 2005 and for the period from October 22, 2004 (date of inception) through December 31, 2004
Consolidated Statement of Stockholder’s Equity for the year ended December 31, 2005 and for the period from October 22, 2004 (date of inception) through December 31, 2004
Consolidated Statement of Cash Flows for the year ended December 31, 2005 and for the period from October 22, 2004 (date of inception) through December 31, 2004
Notes to Consolidated Financial Statements (unaudited)

Financial Statements Relating to Acquired Properties and Pro Forma Financial Information
2111 South Industrial Park
Report of Independent Registered Public Accounting Firm
Statements of Revenue and Certain Expenses for the Year Ended December 31, 2005 and the Three Months Ended March 31, 2006 (unaudited)
Notes to Statements of Revenues and Certain Expenses

Pro Forma Financial Information—Cornerstone Core Properties REIT, Inc
Summary of Unaudited Pro Forma Financial Information
Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 2005
Unaudited Pro Forma Condensed Statement of Operations for the Six Months Ended June 30, 2006

Prior Performance Tables

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2006	December 31, 2005
ASSETS
Cash and cash equivalents	$3,166,204	$117,342
Investments in real estate
Land	1,540,000	—
Buildings and improvements, net	2,982,511	—
Intangible lease assets, net	39,558	—
	4,562,069	—
Deferred acquisition costs and deposits	616,071	—
Deferred financing costs	890,147	—
Receivable from transfer agent	25,000	—
Receivable from related parties	—	14,500
Other assets, net	30,308	92,557
Total assets	$9,289,799	$224,399
LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities:
Accounts payable and accrued expenses	$451,010	$113,592
Real estate taxes payable	12,662	—
Tenant prepaids and security deposits	34,557	—
Intangible lease liability, net	9,636
Dividends payable	83,060	—
Payable to related parties	1,927,171	3,787
Total liabilities	2,518,096	117,379
Minority interest	193,370	200,350
Commitments and contingencies (Note 9)
Stockholders’ equity (deficit):
Common stock, $.001 par value; 290,000,000 shares authorized; 1,279,758 and 125 shares issued and outstanding at June 30, 2006, and December 31, 2005, respectively	1,280	—
Additional paid-in capital	7,232,137	1,000
Accumulated deficit	(655,084)	(94,330)
Total stockholder’s equity (deficit)	6,578,333	(93,330)
Total liabilities, minority interest and stockholders’ equity (deficit)	$9,289,799	$224,399

The accompanying notes are an integral part of these condensed consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenues:
Rental revenues	$16,659	$—	$16,659	$—
	16,659	—	16,659	—
Expenses:
Property operating and maintenance	4,229	—	4,229	—
General and administrative	296,020	—	611,860	—
Depreciation and amortization	4,378	—	4,378	—
	304,627	—	620,467	—
Operating loss	(287,968)	—	(603,808)	—
Other income, net	34,681	—	36,074	—
Loss before minority interest	(253,287)	—	(567,734)	—
Minority interest	(3,021)	—	(6,980)	—
Net loss	$(250,266)	$—	$(560,754)	$—
Loss per share—basic and diluted	$(0.36)	$—	$(2.00)	$—
Weighted average number of common shares	693,711	—	280,021	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the Six Months Ended June 30, 2006
(Unaudited)

	Common Stock
	Number of	Common Stock Par	Additional	Accumulated
	Shares	Value	Paid-In Capital	Deficit	Total
BALANCE—December 31, 2005	125	$—	$1,000	$(94,330)	$(93,330)
Issuance of common stock	1,279,633	1,280	10,235,460	—	10,236,740
Offering costs			(2,909,218)		(2,909,218)
Stock-based compensation expense	—		2,200		2,200
Dividends declared			(97,305)		(97,305)
Net loss	—	—	—	(560,754)	(560,754)
BALANCE—June 30, 2006	1,279,758	$1,280	$7,232,137	$(655,084)	$6,578,333

The accompanying notes are an integral part of these condensed consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended June 30,
	2006	2005
Cash flows from operating activities:
Net loss	$(560,754)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,378	—
Amortization of acquired above/below market leases	(1,278)	—
Stock-based compensation expense	2,200	—
Minority interest	(6,980)	—
Change in operating assets and liabilities:
Receivable from related parties	14,500	—
Other assets	62,188	—
Accounts payable and accrued expenses	165,887	—
Net cash used in operating activities	(319,859)	—

Cash flows from investing activities:
Real estate acquisitions	(4,555,472)	—
Deferred acquisition costs	(116,071)	—
Escrow deposits	(500,000)	—
Net cash used for investing activities	(5,171,543)	—

Cash flows from financing activities:
Issuance of common stock	10,211,740	—
Offering costs	(985,834)	—
Dividends paid	(14,245)	—
Deferred financing costs	(671,397)	—
Net cash provided by financing activities	8,540,264	—
Net Increase in Cash and Cash Equivalents	3,048,862	—
Cash and Cash Equivalents - beginning of period	117,342	—
Cash and Cash Equivalents- end of period	$3,166,204	$—

Supplemental Disclosure of Noncash Activities:
Dividends declared not paid	$83,060	$—
Receivable from transfer agent	$25,000	$—
Payables to related parties	$1,923,384	$—
Deferred financing costs payable	$218,750	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Unaudited)

1.                 Organization

Cornerstone Core Properties REIT, Inc. (the “CCP REIT” or the “Company”) is a Maryland corporation formed on October 22, 2004, under the General Corporation Law of Maryland for the purpose of engaging in the business of investing in and owning commercial real estate. We are newly formed and are subject to the general risks associated with a start-up enterprise. We have purchased two properties as of the date of this report. As used in this report, “we” “us” and “our” refer to Cornerstone Core Properties REIT, Inc.

Our advisor is Cornerstone Realty Advisors, LLC (the “advisor”), a Delaware limited liability company formed on November 30, 2004, and an affiliate of us. The advisor is responsible for managing our affairs on a day-to-day basis and for identifying and making acquisitions and investments on our behalf.

On November 9, 2004, Terry G. Roussel, an affiliate of the advisor, purchased 125 shares of common stock for $1,000 and became the initial stockholder of CCP REIT. Our articles of incorporation authorize 290,000,000 shares of common stock with a par value of $0.001 and 10,000,000 shares of preferred stock with a par value of $0.001.

We conduct all or a portion of our operations through Cornerstone Operating Partnership, L.P. (the “Operating Partnership”), a Delaware limited partnership formed on November 30, 2004. On July 15, 2005, the advisor purchased a 99% limited partnership interest in the Operating Partnership for $200,000, and we purchased a 1% general partner interest for $1,000. At June 30, 2006, the advisor’s limited partnership interest in the Operating Partnership was 2.3% and our general partnership interest in the Operating Partnership was 97.7%. Our financial statements and the financial statements of the Operating Partnership are consolidated in the accompanying condensed consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

2.                 Public Offering

On January 6, 2006, we commenced a public offering of a minimum of 125,000 shares (the “Minimum Number of Shares”) and a maximum of 55,400,000 shares of common stock, consisting of 44,400,000 shares for sale to the public (the “Primary Offering”) and 11,000,000 shares for sale pursuant to our dividend reinvestment plan (collectively, the “Offering”). We retained Pacific Cornerstone Capital, Inc. (“PCC”), an affiliate of the advisor, to serve as the dealer manager for the Offering. PCC is responsible for marketing our shares being offered pursuant to the Offering. On February 28, 2006, offering proceeds exceeded the $1,000,000 offering minimum and proceeds were released to us from escrow.

As of June 30, 2006, a total of 1,279,758 shares of our common stock had been sold in the Offering for aggregate gross proceeds of approximately $10.2 million. We intend to invest the net proceeds from the Offering primarily in multi-tenant industrial real estate located in major metropolitan markets in the United States of America.

3.                 Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding our consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing the accompanying condensed consolidated financial statements. Such financial statements and accompanying notes are the representations of our management, which is responsible for their integrity and objectivity.

Interim Financial Information

The accompanying interim condensed consolidated financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and in conjunction with the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the interim condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. The accompanying financial information reflects all adjustments, which are, in the opinion of our management, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included herewith. Operating results for the three and six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

Deferred Financing Costs

Deferred financing costs consist of direct costs incurred in connection with a credit agreement. (See Note 8). As of June 30, 2006, we had incurred approximately $890,000 of deferred financing costs which were capitalized and will be amortized over the term of the credit facility.

Real Estate

We account for all acquisitions in accordance with Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 141, “Business Combinations” (“FAS 141”). Upon acquisition of a property, we allocate the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, tenant improvements, leasing commissions and intangible assets including in-place leases and above market and below market leases. We allocate the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The value of the building is depreciated over an estimated useful life of 39 years.

The purchase price is further allocated to in-place lease values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the respective tenant. The value of in-place lease intangibles, which is included as a component of investments in real estate, is amortized to expense over the remaining lease term. If a lease is terminated prior to its expiration, the unamortized portion of the tenant improvements, leasing commissions, above and below market leases and the in-place lease value is immediately charged to expense.

Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term. The value of acquired above and below market leases is amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on our consolidated statements of operations.

We amortize the value of in-place leases and above and below market leases over the initial term of the respective leases. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and above or below market lease value would be charged to expense. The estimated useful lives for lease intangibles range from 1 month to 4 years.

Amortization associated with the lease intangible assets and liabilities of our properties for the six-months ended June 30, 2006 was $1,186 and $1,278 respectively.

Anticipated amortization for the period from July 1 through December 31, 2006 and for each of the four following years ended December 31, is as follows:

Lease Intangibles
July 1, 2006 – December 31, 2006	$5,555
2007	8,709
2008	7,983
2009	5,649
2010	2,026

As of June 30, 2006, accumulated depreciation and amortization related to real estate assets and related lease intangibles were as follows:

	Buildings and Improvements	In Place Leases	Acquired Above-Market Leases	Acquired Below-Market Leases
Cost	$2,985,642	$37,300	$3,414	$10,914
Less: depreciation and amortization	(3,131)	(1,186)	—	(1,278)
Net	$2,982,511	$36,144	$3,414	$9,636

Impairment of Real Estate Assets

Management continually monitors events and changes in circumstances that could indicate that the carrying amounts of our real estate assets, including those held through joint ventures may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate assets may not be recoverable, we will assess the recoverability of the real estate assets by determining whether the carrying value of the real estate assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate assets to the fair value and recognize an impairment loss.

Projections of expected future cash flows require us to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. The use of certain assumptions in the future cash flows analysis would result in an incorrect assessment of the property’s future cash flows and fair value and could result in the overstatement of the carrying value of our real estate assets and net income if those assumptions ultimately prove to be incorrect.

Consolidation Considerations for Investments in Joint Ventures

The FASB issued Interpretation No. 46 (“FIN 46R”) (revised December 2003), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (“ARB 51”), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. Before concluding that it is appropriate to apply the ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (VIE). We will evaluate, as appropriate, our interests, if any, in joint ventures and other arrangements to determine if consolidation is appropriate.

Revenue Recognition and Valuation of Receivables

Our revenues, which are comprised largely of rental income, include rents reported on a straight-line basis over the initial term of the lease. Because our leases may provide for rental increases at specified intervals, we are required to straight-line the recognition of revenue, which results in the recording of a deferred rent not yet due under the lease terms.

Organizational and Offering Costs

The advisor funds organization and offering costs on our behalf. We are required to reimburse the advisor for such organization and offering costs up to 3.5% of the cumulative capital raised in the Primary Offering. Organization and offering costs include items such as legal and accounting fees, marketing, due diligence, promotional and printing costs and amounts to reimburse our advisor for all costs and expenses such as salaries and direct expenses of employees of our advisor and its affiliates in connection with registering and marketing our shares. All offering costs are recorded as an offset to additional paid-in capital, and all organization costs are recorded as an expense at the time we become liable for the payment of these amounts.

The advisor funds organization and offering costs on our behalf. We are required to reimburse the advisor for such organization and offering costs up to 3.5% of the cumulative capital raised in the Primary Offering. Organization and offering costs include items such as legal and accounting fees, marketing, promotional and printing costs, and specifically exclude internal salaries. All offering costs are recorded as an offset to additional paid-in capital, and all organization costs are recorded as an expense at the time we become liable for the payment of these amounts.

Minority Interest in Consolidated Subsidiary

Due to our control through our general partnership interest in the Operating Partnership and the limited rights of the limited partners, the Operating Partnership is consolidated with us and the limited partner interest is reflected as minority interest in the accompanying balance sheets.

Income Taxes

We expect to make an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) and expect to be taxed as such beginning with our taxable year ending December 31, 2006. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we will be organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

During the six months ended June 30, 2006, and the year ended December 31, 2005, we generated deferred tax assets of approximately $166,000 and $20,000, respectively. Because we intend to qualify as a REIT in 2006, which would prevent realization of the deferred tax asset, a valuation allowance of a like amount was recorded.

Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk are primarily cash investments. Cash is generally invested in investment-grade short-term instruments and the amount of credit exposure to any one commercial issuer is limited. We have cash in financial institutions, which is insured by the Federal Deposit Insurance Corporation, or FDIC, up to $100,000 per institution. At June 30, 2006, we had cash accounts in excess of FDIC insured limits.

Per Share Data

We report earnings per share pursuant to SFAS No. 128, “Earnings Per Share.” Loss per common share is calculated by dividing the net loss for each period by the weighted average number of common shares outstanding during such period. Loss per common share on a basic and diluted basis are the same because there are currently no potentially dilutive rights to acquire our common shares outstanding.

Use of Estimates

The preparation of our financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could materially differ from those estimates.

3.                 Investments in Real Estate

On June 1, 2006 we purchased an existing multi-tenant industrial property known as 2111 South Industrial Park located in Phoenix, Arizona for approximately $2.1 million. The property contains a total of 26,800 leasable square feet. We purchased this property for all cash.

On June 28, 2006 we purchased an existing multi-tenant industrial property known as the Shoemaker Industrial Buildings located in Santa Fe Springs, California for approximately $2.5 million. The property contains a total of 18,921 leasable square feet in four single-story buildings. We purchased this property for all cash, without debt financing.

4.                 Receivable from and Payable to Related Party

Receivable from related parties at December 31, 2005, resulted from payments made by us for services received that were accounted for as deferred organization and offering costs by an affiliate of the advisor. Accordingly, these amounts paid for by us are to be reimbursed by the advisor.

Accounts payable to related parties consists of organizational and offering costs and acquisition fees payable to the advisor and broker dealer fees payable to PCC.

5.                 Minority Interests

Minority interests relate to the advisor’s equity interest in the earnings/losses of the Operating Partnership.

6.                 Stockholders’ Equity

Common Stock

Our articles of incorporation authorize the issuance of 290,000,000 shares of common stock with a par value of $.001 and 10,000,000 shares of preferred stock with a par value of $.001. As of June 30, 2006, we have issued 1,279,758 shares of common stock for total gross proceeds of $10.2 million.

Dividend Reinvestment Plan

We have adopted a dividend reinvestment plan that allows our stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of our common stock. We have registered 11,000,000 shares of our common stock for sale pursuant to the dividend reinvestment plan. The purchase price per share is 95% of the price paid by the purchaser for our common stock, but not less than $7.60 per share. We may amend or terminate the dividend reinvestment plan for any reason at any time upon 10 days prior written notice to participants.

Until proceeds from our offering are invested and generating operating cash flow sufficient to make distributions to stockholders, we intend to pay all or a substantial portion of our distributions from the proceeds of such offering or from borrowings in anticipation of future cash flow.

Employee and Director Incentive Stock Plan

We have adopted an Employee and Director Incentive Stock Plan (“the Plan”) which provides for the grant of awards to our directors and full-time employees, as well as other eligible participants that provide services to us. We have no employees, and we do not intend to grant awards under the Plan to persons who are not directors of ours. Awards granted under the Plan may consist of nonqualified stock options, incentive stock options, restricted stock, share appreciation rights, and dividend equivalent rights. The term of the Plan is 10 years. The total number of shares of common stock reserved for issuance under the Plan is equal to 10% of our outstanding shares of stock at any time. On May 10, 2006, we granted our non-employee directors nonqualified stock options to purchase an aggregate of 40,000 shares of common stock at an exercise price of $8.00 per share. In accordance with the provisions of SFAS 123(R), “Accounting for Stock-Based Compensation” (as amended), we recognize the expense related to these shares over the vesting period. For the six months ended June 30, 2006 and 2005, we amortized approximately $2,200 and none, respectively, of related compensation expense. Such amounts are included in general and administrative expenses in the accompanying condensed consolidated statements of operations

7.                 Related Party Transactions

We have no employees. Our advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. We have an advisory agreement with the advisor and a dealer manager agreement with PCC, which entitle the advisor and PCC to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate projects, among other services, as well as reimbursement for organizational and offering costs incurred by the advisor on our behalf and reimbursement of certain costs and expenses incurred by the advisor in providing services to us.

Advisory Agreement

Under the terms of the advisory agreement, our advisor will use commercially reasonable efforts to present to us investment opportunities to provide a continuing and suitable investment program consistent with the investment policies and objectives adopted by our board of directors. The advisory agreement calls for our advisor to provide for our day-to-day management and to retain property managers and leasing agents, subject to the authority of our board of directors, and to perform other duties.

The fees and expense reimbursements payable to our advisor under the advisory agreement are described below.

Organizational and Offering Costs.   Organizational and offering costs of the Offering are being paid by the advisor on our behalf and will be reimbursed to the advisor from the proceeds of the Offering. Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse our advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of or advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the offering of our shares; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. In no event will we have any obligation to reimburse the advisor for organizational and offering costs totaling in excess of 3.5% of the gross proceeds from the Primary Offering. As of June 30, 2006, approximately $2.0 million of organization and offering costs had been incurred by the advisor and its affiliates on behalf of us, of which $358,000 had been reimbursed by us, and the balance of approximately $1.6 million has been accrued as a payable to affiliates. Of the approximately $2.0 million of organization and offering costs incurred through June 30, 2006 approximately $1.9 million was recorded as a reduction of additional paid in capital and $109,932 has been expensed as organization costs. No organization and offering costs were reimbursed or recorded by us in 2005 because the Offering had not commenced.

Acquisition Fees and Expenses.   The advisory agreement requires us to pay the advisor acquisition fees in an amount equal to 2% of the gross proceeds of the Primary Offering. We will pay the acquisition fees upon receipt of the gross proceeds from the Offering. However, if the advisory agreement is terminated or not renewed, the advisor must return acquisition fees not yet allocated to one of our investments. In addition, we are required to reimburse the advisor for direct costs the advisor incurs and amounts the advisor pays to third parties in connection with the selection and acquisition of a property, whether or not ultimately acquired. For the six months ended June 30, 2006, the advisor earned $204,000 in acquisition fees, which will be capitalized as part of the cost our real estate investments. No acquisition fees were earned in prior periods.

Management Fees.   The advisory agreement requires us to pay the advisor a monthly asset management fee of one-twelfth of 1.0% of the sum of the aggregate basis book carrying values of the our assets invested, directly or indirectly, in equity interests in and loans secured by real estate before reserves for depreciation or bad debts or other similar non-cash reserves, calculated in accordance with GAAP. In addition, we will reimburse the advisor for the direct costs and expenses incurred by the advisor in providing asset management services to us. These fees and expenses are in addition to management fees that we expect to pay to third party property managers. For the six months ended June 30, 2006, $2,000 of asset management fees were expensed. No asset management fees were incurred in prior periods.

Operating Expenses.   The advisory agreement provides for reimbursement of our advisor’s direct and indirect costs of providing administrative and management services to us. For the six months ended June 30, 2006, $196,000 of such costs were reimbursed. The advisor must reimburse us the amount by which our aggregate annual operating expenses exceed the greater of 2% of our average invested assets or 25% of our net income unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors.

Disposition Fee.   The advisory agreement provides that if the advisor or its affiliate provides a substantial amount of the services (as determined by a majority of our directors, including a majority of our independent directors in connection with the sale of one or more properties, we will pay the advisor or such affiliate at closing a disposition fee up to 3% of the sales price of such property or properties. This disposition fee may be paid in addition to real estate commissions paid to non-affiliates, provided that the total real estate commissions (including such disposition fee) we pay to all persons for each property shall not exceed an amount equal to the lesser of (i) 6% of the aggregate contract sales price of each property or (ii) the competitive real estate commission for each property. We will pay the disposition fees for a property at the time the property is sold.

Subordinated Participation Provisions.   The advisor is entitled to receive a subordinated participation fee upon the sale of our properties of 5%, 10% or 15% of the amount of net sale proceeds upon sale of our properties depending on whether annualized returns to our stockholders exceed 6%, 8% or 10%. In the event of the listing of our common stock or termination of the advisor prior to the sale of our properties, the advisor is instead entitled to receive fees based on the market value of our common stock or the appreciation of the properties we own.

Dealer Manager Agreement

PCC, as dealer manager, is entitled to receive a sales commission of up to 7% of gross proceeds from sales in the Primary Offering and a dealer manager fee equal to up to 3% of gross proceeds from sales in the Primary Offering. PCC is also entitled to receive a reimbursement of bona fide due diligence expenses up to 0.5% of the gross proceeds from sales in the Primary Offering. The advisory agreement requires the advisor to reimburse us to the extent that offering expenses including sales commissions, dealer manager fees and organization and offering expenses (but excluding acquisition fees and acquisition expenses discussed above) are in excess of 13.5% of gross proceeds from the Offering. For the six months ended June 30, 2006, PCC earned approximately $1.0 million in commissions and dealer manager fees.

8.                 Credit Facility

On June 30, 2006, we entered into a Credit Agreement with HSH Nordbank AG, New York Branch, for a temporary credit facility that we will use during the offering period to facilitate our acquisitions of properties in anticipation of the receipt of offering proceeds. The Credit Agreement permits us to borrow up to $50,000,000 secured by real property at a borrowing rate based on LIBOR plus a margin ranging from 1.15% to 1.35% and requires payment of a usage premium of up to 0.15% and an annual administrative fee. We may use the entire credit facility to acquire real estate investments and we may use up to 10% of the credit facility for working capital. We are entitled to prepay the borrowings under the credit facility at any time without penalty. The principal balance is due on June 30, 2008. The repayment of obligations under the Credit Agreement may be accelerated in the event of a default, as defined in the Credit Agreement. In connection with documentation and closing the Credit Agreement, we have incurred expenses totaling approximately $890,000. As of June 30, 2006, no borrowings were outstanding under the credit facility.

Consistent with our borrowing policies, during our Primary Offering, we will borrow periodically to acquire properties and for working capital. We will determine whether to use the proceeds of our Offering to repay amounts borrowed under the Credit Agreement depending on a number of factors, including the investments that are available to us for purchase at the time and the cost of the credit facility. Following the closing of our Primary Offering, we will endeavor to repay all amounts owing under the Credit Agreement or that are secured by our properties and which have not previously been paid. To the extent sufficient proceeds from our Offering are unavailable to repay the indebtedness secured by properties within a reasonable time following the closing of our Primary Offering as determined by our board of directors, we may sell properties or raise equity capital to repay the secured debt, so that we will own our properties with no permanent acquisition financing.

9.                 Commitments and Contingencies

We have entered into a definitive agreement (the “Agreement”) to purchase an existing multi-tenant industrial park, known as Mack Deer Valley, for a purchase price of $23,150,000. As of May 15, 2006, our right to terminate the agreement without penalty expired, and our initial deposit became non-refundable.

The property is newly constructed and consists of approximately 180,985 square feet of leasable space in two single-story buildings located in Phoenix, Arizona.

In connection with the Agreement, as of June 30, 2006, we have paid a $500,000 deposit to an escrow agent, and we are obligated to pay additional escrow deposits of $250,000 each in July, September and November 2006, and January 2007.

Under the terms of the Agreement, in addition to the investment described above, we are obligated to pay certain closing costs, including, but not limited to attorney fees, certain title insurance premiums, survey costs, recording costs and one-half of the escrow charges. The Agreement closing date is January 22, 2007. Although substantially all contingencies have been satisfied and we expect to close in accordance with the terms of the Agreement, there can be no assurance that events will not arise that could prevent us from acquiring the property.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Cornerstone Core Properties REIT, Inc.

We have audited the accompanying consolidated balance sheets of Cornerstone Core Properties REIT, Inc. and subsidiary (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholder’s (deficit) equity and cash flows for the year ended December 31, 2005 and for the period from October 22, 2004 (date of inception) through December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2005 and 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Core Properties REIT, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the year ended December 31, 2005 and the period from October 22, 2004 (date of inception) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
March 24, 2006

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	December 31,
	2005	2004
ASSETS
Cash and cash equivalents	$117,342	$1,000
Accounts receivable from related parties	14,500	—
Prepaids and other assets	92,557	—
Total assets	$224,399	$1,000
LIABILITIES AND STOCKHOLDER’S (DEFICIT) EQUITY
Liabilities:
Accounts payable and accrued liabilities	$113,592	$—
Accounts payable to related parties	3,787	—
Total liabilities	117,379	—
Minority interest	200,350	—
Commitments and contingencies (Note 8)
Stockholder’s (deficit) equity:
Common stock, $.01 par value; 290,000,000 shares authorized; 125 shares issued and outstanding at December 31, 2005 and 2004	—	—
Additional paid-in capital	1,000	1,000
Accumulated deficit	(94,330)	—
Total stockholder’s (deficit) equity	(93,330)	1,000
Total liabilities and stockholder’s (deficit) equity	$224,399	$1,000

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2005 and Period From October 22, 2004 (date of inception) to
December 31, 2004

	2005	2004
Expenses:
General and administrative	$95,134	$—
Operating loss	(95,134)	—
Other income:
Interest and dividend income	1,154	—
Loss before minority interest	(93,980)	—
Minority interest	(350)	—
Net loss	$(94,330)	$—
Loss per share—basic and diluted	$(755)	$—
Weighted average number of common shares outstanding—basic and diluted	125	125

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S (DEFICIT) EQUITY

For the Year Ended December 31, 2005 and Period From October 22, 2004 (date of inception) to
December 31, 2004

	Common Stock
	Number of Shares	Common Stock Par Value	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE—Octover 22, 2004 (date of inception)	—	$—	$—	$—	$—
Issuance of common stock	125	—	1,000	—	1,000
BALANCE—December 31, 2004	125	—	1,000	—	1,000
Net loss	—	—	—	(94,330)	(94,330)
BALANCE—December 31, 2005	125	$—	$1,000	$(94,330)	$(93,330)

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2005	October 22, 2004 (date of inception) Through December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(94,330)	$—
Adjustments to reconcile net loss to net cash used in operating activities
Minority interest expense	350
Change in operating assets and liabilities:
Accounts receivable from related parties	(14,500)	—
Prepaids and other assets	(92,557)	—
Accounts payable and accrued expenses	113,592	—
Accounts payable to related parties	3,787	—
Net cash used in operating activities	(83,658)	—
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock, net	—	1,000
Minority interest contribution	200,000	—
Net cash provided by financing activities	200,000	1,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	116,342	1,000
CASH AND CASH EQUIVALENTS—beginning of period	1,000	—
CASH AND CASH EQUIVALENTS—end of period	$117,342	$1,000

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2005 and Period From October 22, 2004 (date of inception) To
December 31, 2004

1.   Organization

Cornerstone Core Properties REIT, Inc., a Maryland corporation (the “Company”), was formed on October 22, 2004 under the General Corporation Law of Maryland for the purpose of engaging in the business of investing in and owning commercial real estate. The Company is newly formed and is subject to the general risks associated with a start-up enterprise, including the risk of business failure. Subject to certain restrictions and limitations, the business of the Company will be managed by Cornerstone Realty Advisors, LLC, a Delaware limited liability company that was formed on November 30, 2004 (the “advisor”) pursuant to an advisory agreement. The advisor is an affiliate of the Company.

On November 9, 2004, the sole stockholder, Terry G. Roussel, an affiliate of the advisor, purchased 125 shares of common stock for $1,000 and became the initial stockholder of the Company. The Company’s articles of incorporation authorize 290,000,000 shares of common stock with a par value of $.001 and 10,000,000 shares of preferred stock with a par value of $.001. On September 22, 2005, the Company commenced a public offering, on a best efforts basis, of a minimum of 125,000 (the “Minimum Number of Shares”) and a maximum of 55,400,000 shares of common stock, consisting of 44,400,000 shares for sale to the public (the Primary Offering”) and 11,000,000 shares for sale pursuant to the Company’s dividend reinvestment plan (collectively, the “Offering”). The Company has retained Pacific Cornerstone Capital, Inc. (“PCC”), an affiliate of the advisor, to serve as the dealer manager for the Offering. PCC is responsible for marketing the Company’s shares being offered pursuant to the Offering. As of March 17, 2006, a total of 250,948 shares of our common stock had been sold for aggregate gross proceeds of $2 million. through our affiliated dealer manager. On February 28, 2006 Offering proceeds exceeded the $1,000,000 offering minimum and the proceeds were released to the Company from escrow. The Company intends to invest the net proceeds from the Offering primarily in investment real estate including multi-tenant industrial real estate located in major metropolitan markets in the United States. As of December 31, 2005, the Company has neither purchased nor contracted to purchase any properties, nor has the advisor identified any properties in which there is a reasonable probability that the Company will invest.

Cornerstone Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”) was formed on November 30, 2004. On July 15, 2005, the advisor purchased a 99% limited partnership interest in the Operating Partnership for $200,000 and the Company purchased a 1% general partner interest for $1,000. The Company anticipates that it will conduct all or a portion of its operations through the Operating Partnership. The Company’s financial statements and the financial statements of the Operating Partnership are consolidated in the accompanying condensed consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

2.   Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding our consolidated financial statements. Such financial statements and accompanying notes are the representations of our management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

Real Estate Purchase Price Allocation.

The Company will account for all acquisitions in accordance with Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard No. 141, “Business Combinations” (“FAS 141”). Upon acquisition of a property, the Company will allocate the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, tenant improvements, leasing commissions and intangible assets including in-place leases and above market and below market leases. The Company will allocate the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. Acquired above and below market leases will be valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term.

The purchase price will be further allocated to in-place lease values based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with the respective tenant. The value of acquired above and below market leases will be amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on the Company’s consolidated statements of operations. The value of in-place lease intangibles, which will be included as a component of Other Assets, will be amortized to expense over the remaining lease term and expected renewal periods of the respective lease. If a lease is terminated prior to its expiration, the unamortized portion of the tenant improvements, leasing commissions, above and below market leases and the in-place lease value will be immediately charged to expense.

Consolidation Considerations for the Company’s Investments in Joint Ventures

The FASB issued Interpretation No. 46 (“FIN 46R”) (revised December 2003), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (“ARB 51”), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. Before concluding that it is appropriate to apply the ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (VIE). The Company will evaluate, as appropriate, its interests, if any, in joint ventures and other arrangements to determine if consolidation is appropriate.

Revenue Recognition and Valuation of Receivables

The Company’s revenues, which will be comprised largely of rental income, will include rents reported on a straight-line basis over the initial term of the lease. Since the Company’s leases may provide for rental increases at specified intervals, the Company will be required to straight-line the recognition of revenue, which will result in the recording of a receivable for rent not yet due under the lease terms.

Depreciation of Real Property Assets

The Company will be required to make subjective assessments as to the useful lives of the Company’s depreciable assets. The Company will consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of the Company’s assets is expected to be charged to expense on a straight-line basis over the assigned useful lives.

Minority Interest in Consolidated Subsidiary

Due to the Company’s control through its general partnership interest in the Operating Partnership and the limited rights of the limited partners, the Operating Partnership is consolidated with the Company and the limited partner interest is reflected as minority interest in the accompanying balance sheets.

Income Taxes

The Company expects to make an election to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) and expects to be taxed as such beginning with its taxable year ending December 31, 2006. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, the Company generally will not be subject to federal income tax on taxable income that it distributes to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service granted the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company believes that it will be organized and operate in such a manner as to qualify for treatment as a REIT and intends to operate in the foreseeable future in such a manner so that the Company will remain qualified as a REIT for federal income tax purposes.

During the year ended December 31, 2005, the Company generated a deferred tax asset of approximately $20,300. Because the Company intends to qualify as a REIT in 2006 which would not allow for the realization of the deferred tax asset, a valuation allowance of a like amount was recorded.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk are primarily cash investments; cash is generally invested in investment-grade short-term instruments and the amount of credit exposure to any one commercial issuer is limited. We have cash in financial institutions which is insured by the Federal Deposit Insurance Corporation, or FDIC, up to $100,000 per institution. At December 31, 2005, we had cash accounts in excess of FDIC insured limits.

Fair Value of Financial Instruments

The SFAS No. 107, Disclosures About Fair Value of Financial Instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. SFAS 107 defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques such as discounted cash flow analysis. The fair value estimates are made at the end of each year based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument, nor do they consider that tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

The Company’s consolidated balance sheets include the following financial instruments: cash and cash equivalents, amounts due from affiliate, accounts payable and accrued expenses. The Company considers the carrying values of cash and cash equivalents, due from affiliate, accounts payable and accrued expenses to approximate fair value for these financial instruments because of the short period of time between origination of the instruments and their expected realization.

Per Share Data

The Company reports earnings per share pursuant to SFAS No. 128, “Earnings Per Share.” Basic earnings per share attributable for all periods presented are computed by dividing the net loss by the weighted average number of shares outstanding during the period. Diluted earnings per share are computed based on the weighted average number of shares and all potentially dilutive securities, if any. Currently, the Company has no potentially dilutive securities.

Net loss per share is calculated as follows:

	Year Ended December 31, 2005	Inception Through December 31, 2004
Net loss	$(94,330)	$—
Net loss per share—basic and diluted	$(755)	$—
Weighted average number of shares outstanding—basic and diluted	125	125

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could materially differ from those estimates.

Stock Options

The Company has not issued any options under the Plan as of December 31, 2005.

Recently Issued Accounting Pronouncements

In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF 04-05, “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights” (“EITF 04-05”) which provides guidance on when a sole general partner should consolidate a limited partnership. A sole general partner in a limited partnership is presumed to control that limited partnership and therefore should include the limited partnership in its consolidated financial statements, regardless of the sole general partner’s ownership interest in the limited partnership. The control presumption may be overcome if the limited partners have the ability to remove the sole general partner or otherwise dissolve the limited partnership. Other substantive participating rights by the limited partners may also overcome the control presumption. This consensus is effective for general partners of all newly formed limited partnerships and existing limited partnerships for which the partnership agreements are modified. For general partners in all other limited partnerships, this consensus would be effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The Company does not expect EITF 04-05 to have a significant impact on its financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, (FIN 47). FIN 47 is an interpretation of SFAS No. 143, Asset Retirement Obligations, which was issued in June 2001. FIN 47 was issued to address diverse accounting practices that have developed with regard to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. According to FIN 47, uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than December 31, 2005 for the Company. The adoption of FIN 47 did not have a material impact on the Company’s financial statements.

3.   Accounts Receivable From and Accounts Payable to Related Party

Accounts receivable from related parties results from payments made by the Company for services received that were accounted for as deferred organization and offering costs by an affiliate of the Advisor. Accordingly, these amounts paid for by the Company are to be reimbursed by the Advisor’s affiliate for the outstanding balance of $14,500 as of December 31, 2005.

Accounts payable to related parties results from payments made by an affiliate of the Advisor for services received that related to operating expenses of the Company. Accordingly, the Company shall reimburse its Advisor’s affiliate for the outstanding balance of $3,787 as of December 31, 2005.

4.   Prepaids and Other Assets

Other assets consisted of prepaid insurance expense of $92,557, as of December 31, 2005.

5.   Minority Interests

Minority interests relate to our advisor’s equity interest in the earnings/losses of the Operating Partnership.

6.   Stockholders’ Equity

Common Stock

The Company’s articles of incorporation authorize 290,000,000 additional shares of common stock with a par value of $.001 and 10,000,000 shares of preferred stock with a par value of $.001. As of December 31, 2005, we have issued 125 shares of common stock for a total of $1,000 to Terry G. Roussel, an affiliate of the advisor.

Dividend Reinvestment Plan

The Company has adopted a dividend reinvestment plan that will allow its stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of the Company’s common stock. The Company has registered 11,000,000 shares of its common stock for sale pursuant to the dividend reinvestment plan. The purchase price per share is to be 95% of the price paid by the purchaser for the Company’s common stock, but not less than $7.60 per share. The Company may amend or terminate the dividend reinvestment plan for any reason at any time upon 10 days prior written notice to participants.

Employee and Director Incentive Stock Plan

The Company has adopted an Employee and Director Incentive Stock Plan (“the Plan”) which provides for the grant of awards to the Company’s directors and full-time employees, directors and full-time employees of the advisor, entities and full-time employees of entities that provide services to the Company, and certain consultants to the Company and to the advisor or to entities that provide services to the Company. Awards granted under the Plan may consist of nonqualified stock options, incentive stock options, restricted stock, share appreciation rights, and dividend equivalent rights. The term of the Plan is 10 years. The total number of shares of common stock reserved for issuance under the Plan is equal to 10% of the Company’s outstanding shares of stock at any time. No awards have been granted under the Plan.

7.   Related Party Transactions

Our company has no employees. Our advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. The Company has an advisory agreement with the advisor and a dealer manager agreement with PCC which entitle the advisor and PCC to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate projects, among other services, as well as reimbursement for organizational and offering costs incurred by the advisor and PCC on behalf of the Company and reimbursement of certain costs and expenses incurred by the advisor in providing services to the Company.

Advisory Agreement

Under the terms of the advisory agreement, our advisor will use commercially reasonable efforts to present to us investment opportunities to provide a continuing and suitable investment program consistent with the investment policies and objectives adopted by our board of directors. The advisory agreement calls for our advisor to provide for our day-to-day management and to retain property managers and leasing agents, subject to the authority of our board of directors, and to perform other duties.

The fees and expense reimbursements payable to our advisor under the advisory agreement are described below.

Organizational and Offering Costs.   Organizational and offering costs of the Offering are being paid by the advisor on behalf of the Company and will be reimbursed to the advisor from the proceeds of the Offering. Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse our advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of or advisor and its affiliates in connection with registering and marketing our shares (ii) technology costs associated with the offering of our shares; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. In no event will the Company have any obligation to reimburse the advisor for organizational and offering costs totaling in excess of 3.5% of the gross proceeds from the Primary Offering. As of December 31, 2005 and 2004, the advisor and its affiliates had incurred on behalf of the Company organizational and offering costs of approximately $1.5 million (unaudited) and $1.0 million (unaudited), respectively. The $1.5 million at December 31, 2005 includes approximately $110,000 of organizational costs which will be expensed as incurred and approximately $1,390,000 of offering costs which will reduce net proceeds of our offering. These costs are not recorded in the accompanying consolidated financial statements because the Company had not raised the $1,000,000 minimum offering amount as of December 31, 2005 and therefore the Company was not obligated to reimburse the advisor for organization and offering expenses as of such date. The Company raised the minimum offering amount and closed escrow in February 2006. Because the Company’s obligation to reimburse our advisor is limited as a percentage of the gross offering proceeds raise by the Company, the amount of such costs in excess of these limitations is not a liability of the Company. Costs currently in excess of these limitations may become a liability of the Company in the future as the amount of the Company’s gross offering proceeds increases, which would result in a corresponding increase in the dollar amount of the limitation, thereby creating a reimbursement obligation on the Company’s part. When recorded by the Company, organizational costs will be expensed as incurred and offering costs will be deferred and charged to stockholders’ equity as such amounts are reimbursed to the advisor from the gross proceeds of the Offering.

Acquisition Fees and Expenses.   The advisory agreement requires the Company to pay the advisor acquisition fees in an amount equal to 2% of the gross proceeds of the Primary Offering. The Company will pay the acquisition fees upon receipt of the gross proceeds from the Offering. However, if the advisory agreement is terminated or not renewed, the advisor must return acquisition fees not yet allocated to one of the Company’s investments. In addition, the Company is required to reimburse the advisor for direct costs the advisor incurs and amounts the advisor pays to third parties in connection with the selection and acquisition of a property, whether or not ultimately acquired.

Management Fees.   The advisory agreement requires the Company to pay the advisor a monthly asset management fee of one-twelfth of 1.0% of the sum of the aggregate basis book carrying values of the Company’s assets invested, directly or indirectly, in equity interests in and loans secured by real estate before reserves for depreciation or bad debts or other similar non-cash reserves, calculated in accordance with generally accepted accounting principals in the United States of America (GAAP). In addition, the Company will reimburse the advisor for the direct costs and expenses incurred by the advisor in providing asset management services to the Company. These fees and expenses are in addition to management fees that the Company expects to pay to third party property managers. The advisor must reimburse the Company the amount by which the Company’s aggregate annual operating expenses exceed the greater of 2% of Company’s average invested assets or 25% of the Company’s net income unless a majority of the Company’s independent directors determine that such excess expenses were justified based on unusual and non-recurring factors.

Disposition Fee.   The advisory agreement provides that if the advisor or its affiliate provides a substantial amount of the services (as determined by a majority of the directors of the Company, including a majority of the independent directors of the Company) in connection with the sale of one or more properties, the Company will pay the advisor or such affiliate shall receive at closing a disposition fee up to 3% of the sales price of such property or properties. This disposition fee may be paid in addition to real estate commissions paid to non-affiliates, provided that the total real estate commissions (including such disposition fee) paid to all persons by the company for each property shall not exceed an amount equal to the lesser of (i) 6% of the aggregate contract sales price of each property or (ii) the competitive real estate commission for each property. The Company will pay the disposition fees for a property at the time the property is sold.

Subordinated Participation Provisions.   The advisor is entitled to receive a subordinated participation upon the sale of the Company’s properties, listing of the Company’s common stock or termination of the advisor, as follows:

•       After stockholders have received cumulative distributions equal to $8 per share (less any returns of capital) plus cumulative, non-compounded annual returns on net invested capital, the advisor will be paid a subordinated participation in net sale proceeds ranging from a low of 5% of net sales provided investors have earned annualized returns of 6% to a high of 15% of net sales proceeds if investors have earned annualized returns of 10% or more.

•       Upon termination of the advisory agreement, the advisor will receive the subordinated performance fee due upon termination. This fee ranges from a low of 5% of the amount by which the sum of the appraised value of the Company’s assets minus its liabilities on the date the advisory agreement is terminated plus total dividends (other than stock dividends) paid prior to termination of the advisory agreement exceeds the amount of invested capital plus annualized returns of 6%, to a high of 15% of the amount by which the sum of the appraised value of the Company’s assets minus its liabilities plus all prior dividends (other than stock dividends) exceeds the amount of invested capital plus annualized returns of 10% or more.

•       In the event the Company lists its stock for trading, the advisor will receive a subordinated incentive listing fee instead of a subordinated participation in net sales proceeds. This fee ranges from a low of 5% of the amount by which the market value of the Company’s common stock plus all prior dividends (other than stock dividends) exceeds the amount of invested capital plus annualized returns of 6%, to a high of 15% of the amount by which the sum of the market value of the Company’s stock plus all prior dividends (other than stock dividends) exceeds the amount of invested capital plus annualized returns of 10% or more.

Dealer Manager Agreement

PCC, as dealer manager, is entitled to receive a sales commission of up to 7% of gross proceeds from sales in the Primary Offering. PCC, as Dealer Manager, is also entitled to receive a dealer manager fee equal to up to 3% of gross proceeds from sales in the Primary Offering. The Dealer Manager is also entitled to receive a reimbursement of bona fide due diligence expenses up to 0.5% of the gross proceeds from sales in the Primary Offering. The advisory agreement requires the advisor to reimburse us to the extent that offering expenses including sales commissions, dealer manager fees and organization and offering expenses (but excluding acquisition fees and acquisition expenses discussed below) to the extent are in excess of 13.5% of gross proceeds from the Offering.

8.   Commitments and Contingencies

Litigation

The Company is not presently subject to any material litigation nor, to the Company’s knowledge, is any material litigation threatened against the Company which if determined unfavorably to the Company would have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

9.   Selected Quarterly Data (unaudited)

Set forth below is certain unaudited quarterly financial information. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the consolidated financial statements

	Quarters Ended
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
Expenses	$89,679	$5,455	$—	$—	$—
Operating loss	$(89,679)	$(5,455)	$—	$—	$—
Income (loss) before minority interest	$(88,863)	$(5,117)	$—	$—	$—
Net income (loss)	$(89,213)	$(5,117)	$—	$—	$—
Earnings (loss) per share—basic and diluted	$714	$41	$—	$—	$—

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Cornerstone Core Properties REIT, Inc.
Irvine, California

We have audited the accompanying statement of revenues and certain expenses, (the “Historical Summary”) of 2111 South Industrial Park, Phoenix (the “Property”) for the year ended December 31, 2005. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the current report on Form 8-K/A of Cornerstone Core Properties REIT, Inc.) as described in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Property’s revenue and expenses.

In our opinion, the statement of revenues and certain expenses of the Property presents fairly, in all material respects, the revenues and certain expenses described in Note 1 to the Historical Summary of the property located at 2111 South Industrial Park, Phoenix for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
August 10, 2006

2111 SOUTH INDUSTRIAL PARK

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

For the Year Ended December 31, 2005 and for the

Three Months ended March 31, 2006

	Year ended December 31, 2005	Three months ended March 31, 2006
		(Unaudited)
Revenues
Rental revenue	$160,444	$43,736
Tenant reimbursements	4,752	1,177
Other	4,854	621
Total revenues	170,050	45,534

Certain Expenses
Property operating and maintenance	43,108	13,190
Property taxes	25,325	6,331
Insurance	4,709	1,268
Total certain expenses	73,142	20,789
Revenues in excess of certain expenses	$96,908	$24,745

See accompanying notes to statements of revenues and certain expenses.

2111 SOUTH INDUSTRIAL PARK

NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES

1.   Organization and Summary of Significant Accounting Policies

Organization

The accompanying statements of revenues and certain expenses include the operations of 2111 South Industrial Park (the “Property”) located in Phoenix, Arizona, which was acquired by Cornerstone Core Properties REIT, Inc (the “Company”), from a nonaffiliated third party. The Property was acquired on June 1, 2006 for $1,975,000 and has 26,800 leasable square feet on approximately 1.5 acres of land (unaudited).

Basis of Presentation

The statements of revenues and certain operating expenses (the “Historical Summary”) have been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”), which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The Historical Summary includes the historical revenues and certain operating expenses of the 2111 South Industrial Park property, exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and the Historical Summary is not intended to be a complete presentation of the 2111 South Industrial Park property’s revenues and expenses. Items excluded consist of depreciation, interest expense and federal and state income taxes.

The accompanying statements are not representative of the actual operations for the periods presented, as certain expenses that may not be comparable to the expenses expected to be incurred by the Company in the future operations of the Property have been excluded. The statement of revenues and certain expenses for the three months ended March 31, is unaudited and reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the operating results for the interim period presented. The results of operations for the three months ended March 31, 2006 (unaudited) are not necessarily indicative of the results for the entire fiscal year ending December 31, 2006.

Revenue Recognition

Rental revenue is recognized on an accrual basis as it is earned over the lives of the respective tenant leases on a straight-line basis. Rental receivables are periodically evaluated for collectibility.

Repairs and Maintenance

Expenditures for repairs and maintenance are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ materially from the estimates in the near term.

2.   Leases

The aggregate annual future minimum lease payments to be received under existing operating leases as of December 31, 2005, are as follows:

2006	$57,452
2007	49,810
2008	1,857
$109,119

Industrial space in the Property is generally leased to tenants under lease terms, which provide for the tenants to pay increases in operating expenses in excess of specified amounts. The above future minimum lease payments do not include specified payments for tenant reimbursements of operating expenses.

3.   Commitments and Contingencies

Litigation

The 2111 South Industrial Park property may be subject to legal claims in the ordinary course of business as a property owner. The Company believes that the ultimate settlement of any potential claims will not have a material impact on the 2111 South Industrial Park property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the 2111 South Industrial Park property may be potentially liable for costs and damages related to environmental matters. The 2111 South Industrial Park property has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Company is not aware of any other environmental condition that they believe will have a material adverse effect on the 2111 South Industrial Park property’s results of operations.

CORNERSTONE CORE PROPERTIES REIT, INC.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following Unaudited Pro Forma Condensed Statements of Operations of Cornerstone Core Properties REIT, Inc (the “Company”) for the year ended December 31, 2005 and for the six months ended June 30, 2006 have been prepared as if the acquisition of 2111 South Industrial Park had occurred at the beginning of each period presented.

Such Unaudited Pro Forma Financial Information is based in part upon (i) the Audited Financial Statements of the Company for the year ended December 31, 2005 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005; (ii) the Unaudited Financial Statements of the Company as of and for the six months ended June 30, 2006 included in the Company’s  Quarterly Report on Form 10-Q for the six months ended June 30, 2006; and (iii) the Historical Statements of Revenues and Certain Expenses of 2111 South Industrial Park for the year ended December 31, 2005 and for the three months ended March 31, 2006 (unaudited) filed herewith.

The Unaudited Pro Forma Financial Information is presented for information purposes only and is not necessarily indicative of the financial position or results of operations of the Company that would have occurred if the acquisition of 2111 South Industrial Park had been completed on the dates indicated, nor does it purport to be indicative of future financial position or results of operations. In the opinion of the Company’s management, all material adjustments necessary to reflect the effect of this transaction have been made.

CORNERSTONE CORE PROPERTIES REIT, INC

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

	Historical(A)	Recent Acquisition(B)	Pro Forma
Rental revenues	$—	$177,824	$177,824
Expenses	—
Property operating and maintenance	—	43,108	43,108
Property taxes	—	25,325	25,325
General and administrative	95,134	4,709	99,843
Depreciation and amortization	—	45,409	45,409
	95,134	118,551	213,685
Operating (loss) income	(95,134)	59,273	(35,861)
Other income
Interest income	1,154	—	1,154
(loss) Income before minority interest	(93,980)	59,273	(34,707)
Minority interest	(350)	(5,341)	(5,691)
Net (loss) Income	$(94,330)	$53,932	$(40,398)
Income (loss) per share—basic and diluted	$(755)	$0.18	$(0.14)
Weighted average number of common shares	125	293,402	293,527

(A)    Represents the historical results of operations of the Company for the year ended December 31, 2005.

(B)             Represents adjustment for the acquisition of the 2111 South Industrial Park, based on historical operating results. Depreciation is based on an allocation of the purchase price to land ($590,000) and buildings ($1,465,222) with buildings depreciated on a straight-line method over a 39-year period. The amortization of in-place leases is based on an allocation of $12,308 to in-place leases, and the amortization of below market rent is based on an allocation of $10,914 to below market rent, both of which are amortized through 2008.  The Company obtained an independent, third-party appraisal as the basis for this allocation in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations (“FAS 141”). Under FAS 141, the purchase price is allocated to a property’s tangible (primarily land and building) and intangible assets at its estimated fair value. The adjustment to the weighted average number of common shares outstanding represents the purchase of 2111 South Industrial Park.

CORNERSTONE CORE PROPERTIES REIT, INC.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2006

	Historical(A)	Recent Acquisition(B)	Pro Forma
Rental revenues	$16,659	$79,059	$95,718

Expenses
Property operating and maintenance	2,119	19,665	21,784
Property taxes	2,110	10,353	12,463
General and administrative	611,860	—	611,860
Depreciation and amortization	4,378	19,480	23,858
	620,467	49,498	669,965
Operating (loss) income	(603,808)	29,561	(574,247)

Other income
Interest income	36,074	—	36,074
(loss) Income before minority interest	(567,734)	29,561	(538,173)
Minority interest	6,980	(1,012)	5,968
Net (loss) income	$(560,754)	$28,549	$(532,205)

Per share amounts:
Income (loss) per share basic and diluted	$(2.00)	$0.10	$(0.93)
Weighted average number of common shares	280,021	293,402	573,423

(A)    Represents the historical unaudited results of operations of the Company for the six months ended June 30, 2006.

(B)             Represents adjustment for the acquisition of the 2111 South Industrial Park, based on historical operating results. Depreciation is based on an allocation of the purchase price to land ($590,000) and buildings ($1,465,222) with buildings depreciated on a straight-line method over a 39-year period. The amortization of in-place leases is based on an allocation of $12,308 to in-place leases and the amortization of below market rent is based on an allocation of $10,914 to below market rent, both of which are amortized through 2008. The Company obtained an independent, third-party appraisal as the basis for this allocation in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations (“FAS 141”). Under FAS 141, the purchase price is allocated to a property’s tangible (primarily land and building) and intangible assets at its estimated fair value. The adjustment to the weighted average number of common shares outstanding represents the purchase of 2111 South Industrial Park.

PRIOR PERFORMANCE TABLES

The prior performance tables that follow present information regarding private placement programs previously sponsored by affiliates of the advisor. The information presented in the tables represents unaudited historical experience of eight private real estate programs organized and managed by affiliates of the advisor. The prior private programs used substantial amounts of acquisition debt and had investment policies and objectives different than ours. This information should not be considered as indicative of the results to be obtained by any investment in our company. The information contained in these tables does not relate to any properties our company may acquire and the purchase of the units will not create any ownership interest in the programs included in these tables.

Our company is designed for all cash property purchases to generate maximum cash flow from operations, with returns also anticipated from property value appreciation. Our company does not have significant tax shelter features. The prior private placement programs of the affiliates were oriented more towards capital growth with a modest near-term emphasis on cash flow.

The tables described below contain information on the prior programs, but none of the information in the tables is covered by the report of an independent certified public accountant. The purpose of the Tables is to provide information from the prior performance of the affiliates of the advisor. For a narrative summary of the prior performance of the affiliates of the advisor, see “Prior Performance” in the text of the prospectus.

Table I—Experience in Raising and Investing Funds

Table I summarizes information of the previous performance of the affiliates of our advisor in raising funds through programs the offering of which closed during the years 2003 through 2005.

Table II—Compensation to Sponsor and Affiliates

Table II summarizes the compensation paid to affiliates of our advisor during the years 2003 through 2005 for all programs, the offering of which closed during such period.

Table III—Operating Results from Prior Programs

Table III summarizes the operating results for programs the offerings of which were closed during the years 2001 through 2005. The basis for accounting is indicated on each program report. Generally, the information is presented on a Generally Accepted Accounting Principles (GAAP) basis. The information in Table III is unaudited.

Table IV—Results of Completed Programs

Table IV summarizes the operating and disposition results of programs that have completed operations (no longer hold properties) during the years 2001 through 2005. The information in Table IV is unaudited.

Table V—Results of Completed Programs

Table V sets forth information about completed programs sponsored by affiliates of our advisor from 1999 through 2005. The information in Table V is unaudited.

Table VI—General Information of Projects

Table VI provides general information of the nature and location of the properties of prior programs that were acquired during the years 2003 through 2005.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

January 1, 2003 through December 31, 2005

(Unaudited)

	Cornerstone Realty Fund, LLC
Dollar amount offered	$50,000,000

Dollar amount raised (100%)	$50,000,000

Less offering expenses:
Selling commissions and discounts	3,581,138	(1)
Marketing support fee	940,000
Expenses reimbursed to dealer manager	500,000
Due diligence expense allowance fee	250,000
Other organizational and offering expenses	2,000,000

Reserves	0

Amount Available for Investment	$42,728,862
Acquisition costs:
Prepaid items and fees related to purchase of property
Cash down payment	39,066,178	(2)
Acquisition fees	0
Total acquisition costs	39,066,178

Percent leverage (mortgage financing divided by total acquisition cost)	0.00%

Date offering began	August 7, 2001

Length of offering (in months)	48 months

Months to invest 90% of amount available for investment	59 months

(1)             Substantially all of this amount was paid to unaffiliated broker dealers.

(2)             At June 30, 2006.

TABLE II
COMPENSATION TO SPONSOR
January 1, 2003 through December 31, 2005
(Unaudited)

Type of Compensation	Cornerstone Realty Fund, LLC
Date offering commenced	August 7, 2001

Dollar amount raised	$50,000,000

Amount paid to sponsor from proceeds of offering:
Underwriting fees	$3,581,138
Marketing support fee	940,000
Non-accountable expense allowance	500,000
Due diligence fees	250,000
$5,271,138
Dollar amount of cash generated from operations before deducting payments to sponsor	$2,010,466

Amount paid to sponsor from operations:

Property management fees	$8,716
Partnership management fees	0
Reimbursements	0
Lease commissions	0
Other (identify and quantify)	0
$8,716

Dollar amount of property sales and refinancing before deducting payments to sponsor:
Cash	0
Notes	0
0

Amount paid to sponsor from property sales and refinancing:
Real estate commissions	0
Incentive fees	0

TABLE III
OPERATING RESULTS OF PRIOR PROGRAMS
(Unaudited)

CORNERSTONE REALTY FUND, LLC

	2001	2002	2003	2004	2005
Gross Revenues	$—	$131,335	$887,690	$1,285,180	$2,131,135
Profit on sale of properties	—	—	—	—	—
Other Income	8,319	51,777	25,542	39,095	290,841
Less: Operating expenses	125,049	252,217	472,958	731,247	1,337,393
Interest expense	27,592	8,358	3,993	—	—
Depreciation & amortization	663	16,333	115,063	227,454	456,308
Net Income-GAAP Basis	$(144,985)	$(93,796)	$321,218	$365,574	$628,275

Taxable Income (Loss)
—from operations	$(144,985)	$(93,796)	$321,218	$365,574	$628,275
—from gain on sale (ordinary income)	—	—	—	—	—
—from gain on sale (capital gain)	—	—	—	—	—

Cash generated from operations	(144,322)	(77,463)	436,281	711,938	1,325,355
Cash generated from sales	—	—	—	—	—
Cash generated from refinancing	—	—	—	—	—
Cash generated from operations, sales and refinancing	(144,322)	(77,463)	436,281	711,938	1,325,355

Less: Cash distributions to investors
—from operating cash flow	—	—	353,590	711,938	1,325,355
—from sales and refinancing	—	—	—	—	—
—capital contribution from managing member	—		174,103	—	412,035
—from return of capital	4,868	—	—	235,611	75,555
	4,868	—	527,693	947,549	1,812,945

Cash generated (deficiency) after cash distributions	(149,190)	(77,463)	(91,412)	(235,611)	(487,590)
Special items:
—Net proceeds from offering	2,768,602	5,313,958	6,692,090	11,668,875	18,266,507
—Capital contribution from managing member, net	18,862	—	174,103	—	412,035
—Advances from (Repayments to) Managing Member	33,258	(187,480)	(134,040)	59,839	—
—Purchases of Office Equipment	—	—	—	—	—
—Deferred Offering Costs	(123,720)	(237,500)	(299,020)	(520,180)	(819,580)
—Change in Working Capital	(59,239)	214,051	44,334	(405,539)	449,074
—Property acquisitions and improvements	—	(6,455,692)	(5,984,796)	(237,768)	(16,125,283)
—Decrease in borrowings secured by property	—	—	—	—	—
Cash generated (deficiency) after cash distributions and special items	$2,488,573	$(1,430,126)	$401,259	$10,329,616	$1,695,163

Tax and Distribution Data per $1000 Invested
Federal Income Tax Results:
Ordinary income (loss)
—from operations	$(47.39)	$(16.15)	$26.49	$16.67	$14.94
—from 1231 gain	0.00	0.00	0.00	0.00	0.00
Capital gain (loss)	0.00	0.00	0.00	0.00	0.00
Cash Distributions to Investors
Source (on GAAP basis)
—Investment income	0.00	0.00	29.15	32.47	31.51
—Return of capital	1.59	0.00	0.00	10.74	1.80
—Other	0.00	0.00	14.36	0.00	9.80
Source (on cash basis)
—Operations	1.59	0.00	29.15	43.21	33.30
—Refinancing	0.00	0.00	0.00	0.00	0.00
—Sales	0.00	0.00	0.00	0.00	0.00
—Other	1.59	0.00	14.36	0.00	9.80
Amount remaining invested at the end of the period (expressed as a percentage of the amount originally invested in the property)	100%	100%	100%	100%	100%

Prior performance is not indicative of future results.

TABLE IV

RESULTS OF COMPLETED PROGRAMS

For the Period January 1, 2001—December 31, 2005

(Unaudited)

	White Star Phase I	Carson Industrial Partners Phase II		The Park
Dollar amount raised	3,524,603	2,223,323		544,635
Number of properties purchased	Thirteen	Seven		Eighteen
Date of closing of offering	2/4/1999	4/14/1997		11/22/1993
Date of first sale of property	9/20/1999	7/21/2000		12/30/1994
Date of final sale of property	12/20/2002	4/26/2002		2/8/2001
Tax and distribution data per $1,000 investment
Federal income tax results:
Ordinary income (loss):
From operations	(36.9)	(128.1)		(3,315.2)
From recapture or holding period	765.7	0.0		0.0
Gross capital gain	227.2	1,796.4		6,350.8
Deferred gain:	0.0	0.0		0.0
Cash distributions to investors:
Source (on GAAP basis)
Investment income	956.3	1,869.8		3,763.1
Return of capital	1,000.0	1,000.0		1,000
Source (cash basis):
Sales	1,992.9 (1)	2,709.9	(1)	4,763.1	(1)
Refinancing	0.0	0.0		0.0
Operations	(36.5)	159.9		0.0
Other	0.0	0.0		0.0

(1)             This program was included with other programs that were reported by a single partnership entity. All of the programs were financed by an umbrella loan. Upon disposition of properties the lender may have required a pay down on the umbrella loan in an amount greater than the debt that was allocated to it.

Prior performance is not indicative of future results.

TABLE V

RESULTS OF COMPLETED PROGRAMS FOR THE PERIOD

January 1, 1999 Through December 31, 2005

(Unaudited)

					Total
				Average	Acquisition				Annualized
				Holding	and		Profit	Sales	Sales
		Date	Date of	Period	Improvement	Net Sales	from	Profit	Profit
	Project Name	Acquired	Final Sale	(Years)	Cost ($)(1)	Price ($)(2)	Sales ($)	(%)(3)	(%)(4)
1	White Star I	2/5/1999	12/20/2002	2.5	11,943,610	15,250,855	3,307,245	27.7%	11.08%
2	White Star Phase II	2/5/1999	9/17/1999	0.6	4,462,458	4,570,830	108,372	2.4%	3.96%
3	Carson Phase II	8/15/1997	4/26/2002	3.9	6,474,508	10,093,703	3,619,195	56.5%	14.90%
4	The Park	11/22/1993	2/8/2001	6.5	3,204,187	4,797,947	1,593,760	50.2%	7.84%
5	Tamarack	4/4/1993	12/13/2000	6.7	1,240,796	1,649,848	409,052	34.8%	5.21%
6	Van Buren	5/31/1995	2/4/2000	4.1	1,854,165	2,999,903	1,145,738	61.7%	15.36%
7	Torrance Amapola Partners	12/15/1995	1/7/2000	4.1	4,795,045	6,597,929	1,802,884	37.6%	9.25%
8	Walnut II	7/2/1992	4/9/1999	6.8	530,248	697,893	167,645	31.6%	4.67%
9	Westlake II	12/22/1993	10/13/1999	5.7	1,380,423	2,260,409	879,986	63.8%	11.15%
10	Baldwin Business Park	12/5/1996	8/30/1999	2.7	6,945,313	8,420,579	1,475,266	21.2%	7.77%
	Totals			4.4	42,830,753	57,339,896	14,509,143	33.9%	7.70%

Notes:

(1)             Total Acquisition and Improvement Costs ($) includes total acquisition costs, capital improvements, closing and soft costs, but does not include carrying costs of mortgage financing on the properties.

(2)             The Net Sales Price ($) is the sales price of the properties less all escrow closing costs, including sales commissions, title insurance and escrow fees.

(3)             Sales Profit (%) is Profit from Sales ($) divided by the Total Acquisition and Improvement Cost ($).

(4)             Annualized Sales Profit (%) represents gains on sales of properties, which is in addition to cash flow from rental operations. The Annualized Sales Profit (%) is the Sales Profit (%) divided by the Average Holding Period (Years).

Prior performance is not indicative of furture results.

TABLE VI
ACQUISITIONS OF PROPERTIES BY PROGRAMS
For the Period January 1, 2003 Through December 31, 2005

(Unaudited)

Cornerstone Realty Fund, LLC

Name	Arrow Business Park	Zenith Drive Centre	Paramount Business Center	Interstate Commerce Center
Location	Irwindale, CA	Glenview, IL	Paramount, CA	Tempe, AZ
Property type	Multi-tenant industrial park	Multi-tenant industrial park	Multi-tenant industrial park	Multi-tenant industrial park
Gross leasable square feet	69,592	37,900	30,157	83,205
Date of purchase	12/10/2003	1/25/2005	4/28/2005	9/30/2005
Mortgage financing at date of purchase	None	None	None	None
Cash down payment	$5,670,000	$5,200,000	$3,100,000	$7,385,000
Contract purchase price	$5,670,000	$5,200,000	$3,100,000	$7,385,000
Acquisition fee	None	None	None	None
Other cash expenditures expensed	None	None	None	None
Other cash expenditures capitalized	201,537	$52,000	$55,000	$172,341
Total acquisition cost	$5,871,537	5,252,000	$3,155,000	$7,557,341

Prior performance is not indicative of furture results.